Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 001-39535

Date: May 26, 2021

On May 26, 2021, Sharecare, Inc. (“Sharecare”), Falcon Capital Acquisition Corp.’s business combination target, issued a press release entitled “Sharecare CEO Jeff Arnold to Speak at Goldman Sachs 42nd Annual Global Healthcare Conference.” The press release announces Sharecare’s CEO, Jeff Arnold’s, participation in a virtual fireside chat at the Goldman Sachs 42nd Annual Global Healthcare Conference on Wednesday, June 9 at 8:50 am EDT. A copy of the press release is set forth below.

Sharecare CEO Jeff Arnold to speak at Goldman Sachs 42nd Annual Global Healthcare Conference

ATLANTA – May 26, 2021 – Sharecare, the digital health company that helps people manage all their health in one place, today announced that Jeff Arnold, the company’s founder, chairman, and CEO, will participate in a virtual fireside chat at the Goldman Sachs 42nd Annual Global Healthcare Conference on Wednesday, June 9 at 8:50 a.m. EDT.

A recording of Arnold’s presentation will be available in the investor relations section of Sharecare’s website at investors.sharecare.com.

As previously announced on February 12, Sharecare has entered into a definitive merger agreement with Falcon Capital Acquisition Corp. (NASDAQ: FCAC), a special purpose acquisition company. Upon the closing of that transaction, which is expected in the second quarter of 2021, subject to receipt of Falcon stockholder approval and the satisfaction of other customary closing conditions, the new company will become Sharecare, Inc. and be listed on NASDAQ under the ticker symbol SHCR.

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About Sharecare

Sharecare is the leading digital health company that helps people – no matter where they are in their health journey – unify and manage all their health in one place. Our comprehensive and data-driven virtual health platform is designed to help people, providers, employers, health plans, government organizations, and communities optimize individual and population-wide well-being by driving positive behavior change. Driven by our philosophy that we are all together better, at Sharecare, we are committed to supporting each individual through the lens of their personal health and making high-quality care more accessible and affordable for everyone. To learn more, visit www.sharecare.com.

ABOUT FALCON CAPITAL ACQUISITION CORP.

Falcon Capital Acquisition Corp. is a newly incorporated blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While the Company may pursue on initial business combination opportunity in any industry or sector, it intends to focus on business in the media, digital media/consumer technology, mobile gaming, interactive entertainment, health wellness/lifestyle and related industries which capitalize on its management team’s expertise. The Company’s management team is led by Alan G. Mnuchin, the founder and chief executive officer of Ariliam Group. The Company has formed an investment partnership with Eagle Equity Partners, which is a founding investor in the Company’s sponsor. For more information about Falcon Capital Acquisition Corp., please visit www.falconequityinvestors.com.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, FCAC has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of FCAC stockholders to approve the proposed business combination. Investors and security holders of FCAC are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Sharecare, FCAC and the proposed business combination. The definitive proxy statement/prospectus will be mailed to stockholders of FCAC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about the business combination and the parties to the business combination once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer.

Participants in the Solicitation

FCAC and its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from FCAC’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FCAC is contained in the final prospectus for FCAC’s initial public offering, which was filed with the SEC on September 23, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer. Additional information regarding the interests of such participants will be set forth in the proxy statement/prospectus for the proposed business combination when available. Each of Sharecare and its directors, executive officers and other members of its management and employees, under SEC rules, may also be deemed to be participants in the solicitation of proxies from the stockholders of FCAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus for the proposed business combination when available.

Important Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, Sharecare and Wellstar plans related to the strategic partnership. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, whether the parties will ultimately agree to terms under individual outcome-based financing agreements under the framework agreement or the realization of the anticipated benefits from the proposed collaboration. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Media Contacts:

Sharecare

Jen Martin Hall

SVP, Corporate Communications

jen@sharecare.com

ICR Westwicke

Sean Leous

Sean.leous@westwicke.com

+1646-866-4012

Investor Relations Contacts:

ICR Westwicke

Bob East / Jordan Kohnstam

SharecareIR@westwicke.com

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